Law Offices
                                Steven L. Siskind
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                            New York, New York 10022
                                 (212) 750-2002
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March 24, 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re: Parallel Technologies, Inc.
    Commission File No. 000-19276
    Form 10-SB
    Filed March 15, 2005

Dear Sir/Madam:

I am counsel to Parallel Technologies, Inc. (the "Company"). On behalf of my client and pursuant to the Commission's request, I hereby request withdrawal of the Registration Statement on Form 10-SB filed by the Company on March 15, 2005.

The Company is in the process of reregistering its shares and in connection therewith will require a new file number. Accordingly, the Company is required to withdraw its March 15, 2005 filing. The Company intends to refile its Registration Statement on Form 10-SB promptly.

Very truly yours,


/s/ Steven L. Siskind
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Steven L. Siskind